Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  8  - 2008

April 16, 2008
FOR IMMEDIATE RELEASE

AURIZON SIGNS LETTER OF INTENT WITH RADISSON

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to announce that it has entered into a letter of intent with Radisson Mining Resources Inc. (TSXV:RDS) pursuant to which Radisson has agreed to grant Aurizon an option to acquire an undivided 50% right, title and interest in Radisson’s O’Brien/Kewagama Property, located in the Abitibi gold belt, midway between Rouyn-Noranda and Val-d’Or in northwest Quebec.  The transaction is subject to a number of conditions, including completion of satisfactory due diligence, receipt of all necessary corporate and regulatory approvals, and the execution of a definitive agreement.

The option would require Aurizon to incur exploration expenditures or make cash payments, or a combination thereof of $5,000,000 over a 24 month period to earn a 25% interest.  Aurizon would then have a further 24 months within which to complete a pre-feasibility study followed by a bankable feasibility study within a further subsequent 24 month period, to earn an additional 25% interest.

If Aurizon earns a 50% interest in the Property, a joint venture will be formed on terms and conditions set forth in the definitive agreement, including dilution for non-contribution to approved work programs.

The letter of intent provides a sixty day period for due diligence, which Aurizon will commence immediately.

The O’Brien/Kewagama Property is situated 26 kilometres east of Aurizon’s Joanna gold project and comprises 23 mineral claims and one mining lease containing the former O’Brien mine, a former high grade gold producer in the Cadillac Mining Camp from the early 1930s to the mid 1950s.  Radisson owns a 100% interest in the O’Brien/Kewagama Property subject to a cash payment of $1,000,000 upon commencement of commercial production.  Certain of the claims are also subject to a 2% net smelter royalty.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David P. Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s intention to conduct due diligence on the O’Brien/Kewagama Property and, subject to such due diligence being satisfactory and certain other conditions, to acquire an option on the property.  There is no assurance that the Company’s due diligence will be completed within the time required or that the results of the due diligence will be such that the Company will proceed with definitive documentation.  There is also no assurance that, even if the Company’s due diligence proves satisfactory, all other conditions to acquiring the option, some of which are not entirely within the Company’s control, including the settlement of a definitive option and joint venture agreement, will be satisfied in a timely manner or at all.